[LETTERHEAD OF STERNE AGEE & LEACH, INC.]

August 8, 2012

Via Facsimile and Edgar
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LaPorte Bancorp Inc.
Registration Statement on Form S-1 (Registration Number 333-182106)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join LaPorte Bancorp Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. on August 10, 2012, or as soon thereafter as may be practicable.

Very Truly Yours,

Sterne Agee & Leach, Inc.

/s/ Robert Toma
Name: Robert Toma
Title: Director